Mail Stop 4561

May 8, 2008

Mr. Daniel Bertrand
Executive Vice President and
Chief Financial Officer
Copernic, Inc.
388 St. Jacques Street West, 9th Floor
Montreal, Quebec
Canada, H2Y1S1

        Re: **Copernic, Inc.**
                Form 6-K filed March 6, 2007
                File No. 000-171164

Dear Mr. Bertrand:

      We have reviewed your response letter dated April 11, 2008 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 28, 2007.

Form 6-K filed March 6, 2007

1.   We refer to your letter dated April 11, 2008, in which you request a post-filing waiver from the staff with respect to your omission to incorporate the CTI financial statements into your Form F-3 and to provide an auditors' report relating to those financial statements that does not contain restrictions as to its use. In your letter, you also request confirmation that the Division of Corporation Finance will not recommend enforcement action to the Commission in connection with these matters. We are unable to provide a post-filing waiver or other relief that you have requested.

      We continue to believe that your registration statement omits material information which is specifically required to be included under the requirements of Form F-3 and applicable rules and regulations of the Commission. We remind you that, since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please tell us the following:

- whether sales have already occurred under the registration statement, and, if so, the dates, amounts and selling shareholders with respect to each sale;

- whether you have or intend to advise the selling shareholders to discontinue all offers and sales under the registration statement until such time as the company has satisfactorily resolved its outstanding disclosure issues; and

- whether you have given your transfer agent instructions as to the continuing viability of the prospectus, or what other steps you have taken, if any, to suspend use of the registration statement until such time as the registration statement is materially compliant with the requirements of Form F-3 and applicable rules and regulations of the Commission.

Upon reviewing your response to these questions, we may have further comment.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3451 if you have any questions regarding the above comment.

Sincerely,

Mark Kronforst
Accounting Branch Chief